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October 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Suying Li; Joel Parker; Nicholas Lamparski; Jacqueline Kaufman

Re:	Winc, Inc.
Registration Statement on Form 10-12G
Filed August 27, 2021
File No. 000-56336

Ladies and Gentlemen:

On behalf of Winc, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 24, 2021 relating to the above-referenced Registration Statement on Form 10-12G submitted on August 27, 2021 (the “Registration Statement”). We are submitting this letter via EDGAR and are concurrently filing an amendment to the Registration Statement (“Amendment No. 1”).

In this letter, the bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement), all page references herein correspond to the page of Exhibit 99.1 to Amendment No. 1.

Registration Statement on Form 10-12G Filed August 27, 2021

Exhibit 99.1 Information Statement

Risk Factors

Summary of Risks Associated with Our Business, page 1

1.	In your summary of risks, please revise to disclose that your officers, directors, and certain principal shareholders will be able to exert significant influence over the management and affairs of the company and most matters requiring stockholder approval.

October 5, 2021 Page 2

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of COVID-19, page 53

2.	Please revise your disclosure here, and elsewhere as appropriate, to quantify the negative impact the COVID-19 pandemic has had on your wholesale sales for the periods presented in your registration statement. For guidance, please refer to CF Disclosure Guidance: Topics No. 9 and 9A.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 53. The Company respectfully advises the Staff that, although it is difficult to assess the quantitative impact of the COVID-19 pandemic on the wholesale channel as a whole with certainty, it has revised the disclosure to provide management's approximation of the impact on on-premise wholesale net sales for the periods presented. The Company reasonably quantified on-premise wholesale net revenues by comparing wholesale net revenues from restaurants and bars during the year ended December 31, 2020 to the year ended December 31, 2019. Wholesale net revenues from restaurants and bars were $1.2 million lower during the year ended December 31, 2020.

3.	Please balance your disclosure by addressing the impact of COVID-19 on your growth, if applicable. In this regard, we note your disclosure elsewhere in this filing that you have “experienced a significant increase in DTC demand due to changes to consumer behaviors resulting from the various stay-at-home and restaurant restriction orders . . . in response to the COVID-19 pandemic.”

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 52, 53 and 54.

4.	We note your disclosure that you “have not seen the DTC consumers acquired during the various stay-at-home orders behave in a materially different manner than those consumers acquired prior to the COVID-19 pandemic, indicative of a more permanent shift in consumer behavior.” To provide context for this disclosure, please disclose, if known, the manner in which the DTC consumers acquired during the various stay-at-home orders have behaved as compared to those consumers acquired prior to the pandemic, disclose data that otherwise supports your disclosure, or revise to say this is management’s belief.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 52 to explain that it is management’s belief that the accelerated adoption of DTC is a permanent shift in consumer behavior.

October 5, 2021 Page 3

Key Factors Affecting Our Performance and Growth, page 53

5.	We note that the increase in DTC net revenues from 2019 to 2020 was a significant factor contributing to your increase in net revenues for the same period. We also note that the increase in wholesale net revenues for the six months ended June 30, 2021 was a significant factor contributing to your increase in net revenues for the same period. Please explain whether a 85.1% year-over-year increase in DTC net revenues and a 90% period-over-period increase in wholesale net revenues is in line with your historical rate of revenue growth from prior periods, or whether such an increase is limited to these periods. Please disclose whether you believe these increases are trends that you expect to continue in future periods. Please also indicate whether you expect that your DTC net revenues and wholesale net revenues will remain at the current level if COVID-19 restrictions are lifted.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 53.

Results of Operations

Comparison of the Six Months Ended June 30, 2021 and 2020, page 59

6.	Please revise your results of operations discussion to quantify the COVID-19 pandemic’s impact on your revenues and any COVID-related costs incurred during the six months ended June 30, 2021. In this regard, your current disclosure on page 53 that you believe your wholesale net revenues growth rate was impaired from 2019 to 2020 due to the pandemic and wholesale net revenues will be a source of growth for you “as quarantine restrictions are lifted,” suggests that the 90% increase in wholesale net revenues for the aforementioned period is due, at least in part, to the impact of COVID. To the extent applicable, please also make conforming changes to the disclosure in your “Impact of COVID-19” section on page 53.

Response:

Wholesale Revenues

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 54 and 81 to remove the disclosure regarding anticipated growth in wholesale net revenues as quarantine restrictions are lifted.

October 5, 2021 Page 4

The Company respectfully advises the Staff that the COVID-19 pandemic did not materially affect the fluctuation in wholesale net revenues or wholesale cost of revenues for the year ended December 31, 2020 or between the six months ended June 30, 2020 and June 30, 2021. The wholesale net revenues fluctuation between the six months ended June 30, 2021 and 2020 was primarily due to the growth in retail accounts, such as grocery stores, established through distributor relationships, rather than the lifting of COVID-19 restrictions for dining at restaurants, bars and other similar venues.

DTC Revenues

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 59 of Amendment No. 2 to address the impact of the COVID-19 pandemic on DTC net revenues for the six months ended June 30, 2021 as compared to June 30, 2020.

The Company respectfully advises the Staff that the COVID-19 pandemic did not materially affect the fluctuation in DTC cost of revenues between the six months ended June 30, 2020 and June 30, 2021.

Wholesale Cost of Revenues, page 59

7.	You state that the increase in wholesale cost of revenues was entirely attributable to the increase in wholesale net revenues for the period. The wholesale net revenue increase of 90%, period to period, does not appear correlated to the wholesale cost of revenue increase of 59.3%. Please revise to discuss the comparative changes in the wholesale cost of revenue as a percentage of wholesale net revenue, or explain the percentage increase variance. Please also revise your comparison of the years ended December 31, 2020 and 2019, accordingly.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 60 to include expanded discussion of the changes in wholesale cost of revenues for the six months ended June 30, 2021 and 2020, and has revised the disclosure on page 61 to address changes in wholesale cost of revenues for the years ended December 31, 2020 and 2019.

Business

Growth Strategies, page 74

8.	You acknowledge the risk elsewhere that your ability to grow your DTC segment may be hindered by the continued effects of the COVID-19 pandemic “[i]f remote work conditions end, more public venues reopen and consumers spend less time at home.’ Revise to acknowledge as much where you discuss your intent to grow your DTC segment.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 76.

Principal Stockholders, page 104

9.	Please revise your disclosure in footnote (4) to your beneficial ownership table to identify each individual member on the committee of Sake Ventures, LLC and Rice Wine Ventures, LLC, which you state are responsible for the “[v]oting and disposition decisions” at Cool Japan Fund Inc. In the alternative, tell us why you believe that such individuals are not deemed to be the beneficial owner of the shares. Refer to Item 403 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 110.

*      *      *

October 5, 2021 Page 5

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Drew Capurro

Drew Capurro
of LATHAM & WATKINS LLP

cc:	Geoffrey McFarlane, Winc,Inc.
Matthew Thelen, Winc,Inc.
Brian Cuneo, Latham& Watkins LLP